As filed with the Securities and Exchange Commission on August 31, 2021

Securities Act File No. 333-240306

Investment Company Act File No. 811-10337

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK NEW YORK MUNICIPAL INCOME TRUST

(Exact Name of Registrant as Specified in Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 882-0052

(Area Code and Telephone Number)

John M. Perlowski

President and Chief Executive Officer

BlackRock New York Municipal Income Trust

55 East 52nd Street

New York, New York 10055

(Name and Address of Agent for Service)

With copies to:

Margery K. Neale, Esq. Elliot J. Gluck, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

EXPLANATORY NOTE

Part A – Joint Proxy Statement/Prospectus and Part B – Statement of Additional Information, each in the form filed on November 3, 2021 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-240306), are incorporated herein by reference.

This Amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the Tax Opinion of Willkie Farr & Gallagher LLP regarding the reorganizations and other exhibits.

PART C: OTHER INFORMATION

ITEM 15.	Indemnification

Article V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, a copy of which was filed as an exhibit to the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 on July 25, 2001, and Article IV of the Registrant’s Amended and Restated Bylaws, a copy of which was filed as an exhibit to the Registrant’s 8-K filed on October 29, 2010, provides for indemnification, as set forth below:

Article V (Limitations of Liability and Indemnification) of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

1.24    No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

1.25    Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(1)    Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(2)    The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(3)    The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(4)    Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

1.26    No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

1.27    No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

1.28    Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Article IV of the Registrant’s Amended and Restated Bylaws provides as follows:

Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under the Charter. In addition, the Fund may provide greater but not lesser rights to indemnification pursuant to a contract approved by at least a majority of Directors between the Fund and any Indemnitee. Notwithstanding the foregoing, no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Furthermore, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification.

(b) Notwithstanding the foregoing, unless otherwise provided in the Charter or in any agreement relating to indemnification between an Indemnitee and the Fund, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(d) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 3. Good Faith Defined; Reliance on Experts. For purposes of any determination under this Article IV, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in the best interests of the Fund, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Fund, or on information supplied to such person by the officers of the Fund in the course of their duties, or on the advice of legal counsel for the Fund or on information or records given or reports made to the Fund by an independent certified public accountant or by an appraiser or other expert or agent selected with reasonable care by the Fund. The provisions of this Article IV Section 3 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Article IV. Each Director and officer or employee of the Fund shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel selected by the Board of Directors or a committee of the Directors, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Board of Directors or a committee of the Directors, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Director.

Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.

Section 6. Subrogation. In the event of payment by the Fund to an Indemnitee under the Charter or these By laws, the Fund shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute such documents and do such acts as the Fund may reasonably request to secure such rights and to enable the Fund effectively to bring suit to enforce such rights.

The Registrant has also entered into an agreement with directors and officers of the Registrant entitled to indemnification under the charter of the Registrant pursuant to which the Registrant has agreed to advance expenses and costs incurred by the indemnitee in connection with any matter in respect of which indemnification might be sought pursuant to the charter of the Registrant to the maximum extent permitted by law.

Reference is also made to Sections 10 and 11 of the Registrant’s Investment Management Agreement.

Additionally, the Registrant and the other funds in the BlackRock Fixed Income Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Trustees, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.	Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)(a)	Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Exhibit 2(a) to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 filed on July 25, 2001.

(b)	Statement of Preferences of Variable Rate Muni Term Preferred Shares dated March 21, 2012 is incorporated herein by reference to Exhibit 77Q1(a) to Registrant’s Annual Report for Registered Investment Companies on Form N-SAR filed on October 9, 2012.

(c)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated September 30, 2014 is incorporated herein by reference to Exhibit 77Q1(a) to Registrant’s Annual Report for Registered Investment Companies on Form N-SAR filed on March 27, 2015.

(d)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated January 29, 2015 is incorporated herein by reference to Exhibit 77Q1(a) to Registrant’s Annual Report for Registered Investment Companies on Form N-SAR filed on March 29, 2016.

(e)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated April 13, 2016 is incorporated herein by reference to Exhibit 77Q1(a) to Registrant’s Annual Report for Registered Investment Companies on Form N-SAR filed on September 28, 2016.

(f)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated September 28, 2018 is incorporated herein by reference to Attachment G.1.b.i to Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on October 11, 2019.

(g)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated September 26, 2019 is incorporated herein by reference to Attachment G.1.b.i to Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on October 13, 2020.

(h)	Amendment to Statement of Preferences of Variable Rate Muni Term Preferred Shares dated April 2, 2020 is incorporated herein by reference to Attachment G.1.b.i to Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on October 13, 2020.

(2)	Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.1 to Registrant’s Form 8-K filed on October 29, 2010.

(3)	Voting Trust Agreement of VMTP Holder is incorporated by reference to Exhibit 3 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(4)	Form of Agreement and Plan of Reorganization is included in Appendix A to the Joint Proxy Statement/Prospectus

(5)	Selected Provisions of the Amended and Restated Agreement and Declaration of Trust and the Amended and Restated Bylaws of the Registrant Defining the Rights of Shareholders are incorporated by reference to Exhibit 1(a) and Exhibit 2(a) above

(6)(a)	Investment Management Agreement between the Registrant and BlackRock Advisors, LLC dated September 29, 2006 is incorporated by reference to Exhibit 6(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(b)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit 6(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(c)	Amendment No. 1 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit 6(c) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(d)	Amendment No. 2 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit 6(d) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(e)	Amendment No. 3 to Amended and Restated Master Advisory Fee Waiver Agreement – filed herewith

(f)	Amendment No. 4 to Amended and Restated Master Advisory Fee Waiver Agreement – filed herewith

(7)	Not applicable

(8)	BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit 8 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(9)	Form of Master Custodian Agreement is incorporated by reference to Exhibit 9 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(10)	Not applicable

(11)	Opinion and Consent of Special Counsel for the Registrant is incorporated by reference to Exhibit 11 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganizations – filed herewith

(13)(a)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit 13(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(b)	Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit 13(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(c)	Form of Seventh Amended and Restated Securities Lending Agreement – filed herewith

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant, BlackRock New York Municipal Income Quality Trust and BlackRock New York Municipal Income Trust II is incorporated by reference to Exhibit 14 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

(15)	Not applicable

(16)	Power of Attorney of the Board of Trustees incorporated herein by reference to Exhibit 16 to Registrant’s Registration Statement on Form N-14 filed on August 3, 2020.

(17)	Form of Proxy Card for Common Shares of the Funds is incorporated by reference to Exhibit 17 to the Registrant’s Registration Statement on Form N-14 (File No. 333-240306) filed on October 30, 2020.

ITEM 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganizations within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 31st day of August, 2021.

BLACKROCK NEW YORK MUNICIPAL INCOME TRUST

BY:	/s/ JOHN M. PERLOWSKI
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities indicated and on the 31st day of August, 2021.

Signature	Title

/s/ JOHN M. PERLOWSKI John M. Perlowski	Trustee, President and Chief Executive Officer (Principal Executive Officer)

/s/ TRENT WALKER Trent Walker	Chief Financial Officer (Principal Financial and Accounting Officer)

MICHAEL J. CASTELLANO* Michael J. Castellano	Trustee

RICHARD E. CAVANAGH* Richard E. Cavanagh	Trustee

CYNTHIA L. EGAN* Cynthia L. Egan	Trustee

FRANK J. FABOZZI* Frank J. Fabozzi	Trustee

Trustee
Lorenzo A. Flores

Trustee
Stayce D. Harris

Trustee
J. Phillip Holloman

R. GLENN HUBBARD* R. Glenn Hubbard	Trustee

W. CARL KESTER* W. Carl Kester	Trustee

CATHERINE A. LYNCH* Catherine A. Lynch	Trustee

KAREN P. ROBARDS* Karen P. Robards	Trustee

ROBERT FAIRBAIRN* Robert Fairbairn	Trustee

*By:	/s/ JANEY AHN (Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(6)(e)	Amendment No. 3 to Amended and Restated Master Advisory Fee Waiver Agreement

(6)(f)	Amendment No. 4 to Amended and Restated Master Advisory Fee Waiver Agreement

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganizations

(13)(c)	Form of Seventh Amended and Restated Securities Lending Agreement